3/9

05006403

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shin Corp. Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FILE NO. 82- 3140 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/10/05

SHIN CORPORATION PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 December 2004

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2004 and 2003, and the related consolidated and company statements of income, changes in shareholders' equity, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2004 and 2003, and the consolidated and company results of operations and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
18 February 2005

Shin Corporation Public Company Limited
Balance Sheets
As at 31 December 2004 and 2003

	Notes	Consolidated 2004 Baht	Consolidated 2003 Restated Baht	Company 2004 Baht	Company 2003 Restated Baht
ASSETS					
Current assets					
Cash and cash equivalents	4	3,563,016,327	3,579,241,762	1,852,172,180	1,401,310,373
Current investments	5	485,343,080	296,258,468	275,199,345	283,746,087
Trade accounts and notes receivable, net	6	1,931,200,566	2,004,038,629	15,338,833	19,307,643
Current portion of loan and accrued interest receivable, net	7	590,292,209	-	-	-
Amounts due from and advances to related parties	30	10,858,353	6,080,308	264,903	1,210,531
Inventories, net	8	363,212,976	562,341,162	-	-
Current portion of accounts receivable-forward contract, net		557,130	-	-	-
Other current assets	9	592,205,042	741,611,956	42,584,726	34,967,618
Total current assets		7,536,685,683	7,189,572,285	2,185,559,987	1,740,542,252
Non-current assets					
Loan and accrued interest receivable, net	7	455,949,553	-	-	-
Investments in subsidiaries, associates and joint ventures	10	30,141,262,135	26,223,131,378	37,389,405,079	34,099,433,031
Other investments	11	26,249,938	25,000,000	26,249,938	25,000,000
Loans to other company		29,174,451	26,421,642	-	-
Property and equipment, net	12	20,019,468,040	17,443,340,494	48,602,500	61,153,316
Other assets					
Property and equipment under concession agreements, net	13	6,098,020,583	7,075,769,244	-	-
Goodwill, net	14	1,404,375,690	1,556,639,366	-	-
Intangible assets, net	15	356,721,412	377,278,720	28,329,733	30,698,908
Other assets	30	295,743,459	241,832,708	6,630,805	6,780,805
Total non-current assets		58,826,965,261	52,969,413,552	37,499,218,055	34,223,066,060
Total assets		66,363,650,944	60,158,985,837	39,684,778,042	35,963,608,312

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ____________________ Director ____________________

The accompanying notes on pages 9 to 61 are an integral part of these consolidated and company financial statements.

		Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	17	2,112,099,934	1,197,000,000	-	-
Trade accounts and notes payable	16	1,182,802,110	1,024,457,664	1,604,820	1,625,773
Amounts due to and loans from related parties	30	6,434,171	2,286,863	660,404	3,163,812
Short-term loan from other company	17	-	6,101,895	-	-
Current portion of long-term borrowings	17	2,227,293,356	1,875,117,721	1,130,379	227,582,441
Current portion of forward contracts payable, net	19	563,674,263	604,489,800	-	-
Accrued concession fees		1,024,641,661	686,803,454	-	-
Other current liabilities	18	1,413,881,828	1,311,830,139	60,218,029	123,403,322
Total current liabilities		8,530,827,323	6,708,087,536	63,613,632	355,775,348
Non-current liabilities					
Forward contracts payable, net	19	-	36,521,000	-	-
Long-term borrowings, net	17	12,790,386,388	12,641,124,598	1,601,149	2,276,980
Long-term debentures, net	17	2,680,086,930	2,672,596,813	2,680,086,930	2,672,596,813
Other liabilities		520,959,567	397,013,888	404,033,177	242,534,117
Total non-current liabilities		15,991,432,885	15,747,256,299	3,085,721,256	2,917,407,910
Total liabilities		24,522,260,208	22,455,343,835	3,149,334,888	3,273,183,258
Shareholders' equity					
Share capital	20				
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital - common shares		2,953,632,089	2,939,047,500	2,953,632,089	2,939,047,500
Warrants	20	607,928,668	607,940,845	607,928,668	607,940,845
Premium on share capital	20	5,109,278,491	4,871,898,000	5,109,278,491	4,871,898,000
Unrealised gain on dilution of investments	3	3,619,811,564	3,317,161,638	3,619,811,564	3,317,161,638
Unrealised loss from revaluation of investment	5	(26,801,817)	(18,614,953)	(26,801,817)	(18,614,953)
Advance receipt for share subscription		-	25,272,440	-	25,272,440
Retained earnings					
Appropriated					
Legal reserve	21	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		23,867,925,905	20,534,743,231	23,867,925,905	20,534,743,231
Cumulative foreign currency translation adjustment		(96,331,746)	(87,023,647)	(96,331,746)	(87,023,647)
Total parent's shareholders' equity		36,535,443,154	32,690,425,054	36,535,443,154	32,690,425,054
Minority interests	22	5,305,947,582	5,013,216,948	-	-
Total shareholders' equity		41,841,390,736	37,703,642,002	36,535,443,154	32,690,425,054
Total liabilities and shareholders' equity		66,363,650,944	60,158,985,837	39,684,778,042	35,963,608,312

The accompanying notes on pages 9 to 61 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Income

For the years ended 31 December 2004 and 2003

		Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
	Notes	Baht	Baht	Baht	Baht
Revenues	30				
Revenues from sales and services		10,630,927,238	10,378,908,432	296,816,958	308,943,893
Other income	23	379,564,486	2,087,416,413	31,804,866	1,638,311,677
Share of net results from investments - equity method	10	8,814,649,052	7,970,429,260	8,893,083,904	8,174,248,036
Total revenues		19,825,140,776	20,436,754,105	9,221,705,728	10,121,503,606
Expenses	30				
Cost of sales and services		6,903,893,966	6,320,190,059	116,322,645	116,517,900
Concession fee		662,299,007	1,436,123,033	-	-
Selling and administrative expenses		2,308,272,668	2,036,626,919	219,882,986	212,237,649
Directors' remuneration	24	14,406,634	13,890,575	7,890,900	7,520,900
Total expenses		9,888,872,275	9,806,830,586	344,096,531	336,276,449
Profit before interest and tax		9,936,268,501	10,629,923,519	8,877,609,197	9,785,227,157
Interest expense		(347,639,156)	(385,255,559)	(177,860,036)	(188,283,216)
Income tax	34	(361,502,981)	(382,626,913)	-	-
Profit before minority interests		9,227,126,364	9,862,041,047	8,699,749,161	9,596,943,941
Share of net result from subsidiaries to minority interests		(527,377,203)	(265,097,106)	-	-
Net profit for the year		8,699,749,161	9,596,943,941	8,699,749,161	9,596,943,941
Basic earnings per share (Baht)	26				
Net profit for the year		2.95	3.27	2.95	3.27
Diluted earnings per share (Baht)	26				
Net profit for the year		2.85	3.26	2.85	3.26

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 61 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Changes in Shareholders' Equity
For the years ended 31 December 2004 and 2003

	Consolidated (Baht)										
	Issued and paid up share capital (Note 20)	Warrants (Note 20)	Premium on share capital (Note 20)	Unrealised gain on dilution from investment (Note 3)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve (Note 21)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests (Note 22)	Total
As at 31 December 2002											
As previously reported	2,937,000,000	607,940,845	4,837,500,000	-	-	-	500,000,000	17,797,950,590	10,192,405	4,367,277,245	31,057,861,085
Prior period adjustment (Note 3)	-	-	-	3,191,256,752	-	-	-	(3,191,256,752)	-	-	-
As restated	2,937,000,000	607,940,845	4,837,500,000	3,191,256,752	-	-	500,000,000	14,606,693,838	10,192,405	4,367,277,245	31,057,861,085
Increase share capital	2,047,500	-	34,398,000		-	-	-	-	-	-	36,445,500
Unrealised gain on dilution from investment	-	-	-	125,905,065	-	-	-	-	-	-	125,905,065
Unrealised loss from revaluation of investment	-	-	-	-	(18,614,953)	-	-	-	-	-	(18,614,953)
Advance receipt for share subscription increase during the period	-	-	-	-	-	25,272,440	-	-	-	-	25,272,440
Net profit for the period	-	-	-	-	-	-	-	9,596,943,941	-	-	9,596,943,941
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(3,668,894,727)	-	-	(3,668,894,727)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(97,216,052)	-	(97,216,052)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	645,939,703	645,939,703
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817	(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	5,013,216,948	37,703,642,002
Increase share capital	14,584,589	(12,177)	237,380,491	-	-	-	-	-	-	-	251,952,903
Unrealised gain on dilution from investment	-	-	-	302,649,747	-	-	-	-	-	-	302,649,747
Unrealised loss from revaluation of investment	-	-	-	-	(8,186,864)	-	-	-	-	-	(8,186,864)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(25,272,440)	-	-	-	-	(25,272,440)
Net profit for the period	-	-	-	-	-	-	-	8,699,749,161	-	-	8,699,749,161
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(9,308,099)	-	(9,308,099)
Minority interests increase during the period	-	-	-	-	-	-	-	-	-	292,730,634	292,730,634
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564	(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	5,305,947,582	41,841,390,736

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 61 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (continued)

For the years ended 31 December 2004 and 2003

	Company (Baht)									
	Issued and paid up share capital (Note 20)	Warrants (Note 20)	Premium on share capital (Note 20)	Unrealised gain on dilution from investment (Note 3)	Unrealised loss from revaluation of investment	Advance receipt for share subscription	Legal reserve (Note 21)	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2002											
As previously reported	2,937,000,000	607,940,845	4,837,500,000	-	-	-	500,000,000	17,797,950,590	10,192,405	-	26,690,583,840
Prior period adjustment (Note 3)	-	-	-	3,191,256,752	-	-	-	(3,191,256,752)	-	-	-
As restated	2,937,000,000	607,940,845	4,837,500,000	3,191,256,752	-	-	500,000,000	14,606,693,838	10,192,405	-	26,690,583,840
Increase share capital	2,047,500	-	34,398,000	-	-	-	-	-	-	-	36,445,500
Unrealised gain on dilution from investment	-	-	-	125,905,065	-	-	-	-	-	-	125,905,065
Unrealised loss from revaluation of investment	-	-	-	-	(18,614,953)	-	-	-	-	-	(18,614,953)
Advance receipt for share subscription increase during the period	-	-	-	-	-	25,272,440	-	-	-	-	25,272,440
Net profit for the period	-	-	-	-	-	-	-	9,596,943,941	-	-	9,596,943,941
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(3,668,894,727)	-	-	(3,668,894,727)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(97,216,052)	-	(97,216,052)
As at 31 December 2003	2,939,047,500	607,940,845	4,871,898,000	3,317,161,817	(18,614,953)	25,272,440	500,000,000	20,534,743,052	(87,023,647)	-	32,690,425,054
Increase share capital	14,584,589	(12,177)	237,380,491	-	-	-	-	-	-	-	251,952,903
Unrealised gain on dilution from investment	-	-	-	302,649,747	-	-	-	-	-	-	302,649,747
Unrealised loss from revaluation of investment	-	-	-	-	(8,186,864)	-	-	-	-	-	(8,186,864)
Advance receipt for share subscription decrease during the period	-	-	-	-	-	(25,272,440)	-	-	-	-	(25,272,440)
Net profit for the period	-	-	-	-	-	-	-	8,699,749,161	-	-	8,699,749,161
Dividend paid during the period (Note 35)	-	-	-	-	-	-	-	(5,366,566,308)	-	-	(5,366,566,308)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(9,308,099)	-	(9,308,099)
As at 31 December 2004	2,953,632,089	607,928,668	5,109,278,491	3,619,811,564	(26,801,817)	-	500,000,000	23,867,925,905	(96,331,746)	-	36,535,443,154

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY

The accompanying notes on pages 9 to 61 are an integral part of these consolidated and company financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows
For the years ended 31 December 2004 and 2003

		Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
	Notes	Baht	Baht	Baht	Baht
Net cash flows from/(used in) operating activities	29	2,004,505,380	1,818,378,837	(44,313,213)	101,232,971
Cash flows from investing activities					
Acquisition of subsidiaries and associates, net of cash acquired		(180,037,912)	(206,239,166)	-	(2,345,623,297)
Acquisition of other investment, net of cash acquired		(1,249,938)	-	(1,249,938)	-
Purchases of property and equipment		(3,122,725,926)	(6,113,174,571)	(26,451,239)	(19,210,585)
Investments in intangible assets		(52,375,174)	(77,637,658)	(21,500)	-
Investments in property and equipment under concession agreements		(81,942,850)	(123,020,173)	-	-
(Increase) decrease in current investments		(200,148,850)	298,054,785	-	297,638,960
Increase in advances to other company		-	(5,503,965)	-	-
Decrease in loans and advances to related parties		-	28,222,890	945,629	1,675,621,363
Disposals of a subsidiary/joint venture, net of cash disposed	10	-	9,990,000	306,000,000	-
Proceeds from disposal of equipment		19,017,362	27,175,350	2,028,221	1,735,327
Dividends received from subsidiaries and associates	10	5,408,290,999	4,486,177,600	5,590,453,685	4,641,120,564
Net cash flows from/ (used in) investing activities		1,788,827,711	(1,675,954,908)	5,871,704,858	4,251,282,332
Cash flows from financing activities					
Receipts from short-term loans		5,111,366,307	4,397,599,289	-	-
Receipts from long-term loans		1,674,243,434	8,186,648,679	-	-
Receipts from share capital issued by subsidiaries	10	1,135,861,956	585,000,000	-	-
Receipts from share capital increase	20	226,680,463	36,445,500	226,680,463	36,445,500
Receipts from advance receipt for share subscription		-	25,272,440	-	25,272,440
Repayments of short-term loans		(3,694,819,679)	(5,974,882,326)	-	-
Repayments of long-term loans		(1,327,766,503)	(2,050,648,122)	(236,643,993)	(11,789,738)
Redemption of debenture		-	(310,674,396)	-	(310,674,396)
Dividends paid	35	(5,366,566,308)	(3,668,894,692)	(5,366,566,308)	(3,668,894,692)
Dividends paid to minorities		(106,206,167)	-	-	-
Net cash flows from/ (used in) financing activities		(2,347,206,497)	1,225,866,372	(5,376,529,838)	(3,929,640,886)
Net increase in cash and cash equivalents		1,446,126,594	1,368,290,301	450,861,807	422,874,417
Cash and cash equivalents, opening balance		3,579,241,762	2,130,368,182	1,401,310,373	984,133,511
Cash recognised on change of status of associate to joint venture		-	84,789,169	-	-
Cash recognised on change of status of joint venture to associate	10	(1,469,857,634)	-	-	-
Unrealised loss on exchange rate		7,505,605	(4,205,890)	-	(5,697,555)
Cash and cash equivalents, closing balance	4	3,563,016,327	3,579,241,762	1,852,172,180	1,401,310,373

The accompanying notes on pages 9 to 61 are an integral part of these consolidated and company financial statements.

Supplemental disclosures of cash flow information

Interest and income tax paid

Interest and income tax paid during the year ended 31 December 2004 and 2003 are as follows:

	Consolidated		Company	
	2004	2003 Restated	2004	2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	457.37	432.69	0.19	25.79
Income tax paid	384.08	350.81	9.68	11.75
Non-cash transactions				
Purchase of property and equipment and intangible assets by liabilities	452.11	134.56	0.55	11.22
Property and equipment under finance leases	3.00	0.95	0.65	-
Purchase of programming rights and production costs by liabilities	8.08	19.28	-	-
Acquisition of investment in a subsidiary through share swap	-	88.99	-	-
Conversion of accounts payable - purchase of equipment to long-term loans	-	19.59	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is :

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures and other related companies (together "the Shin Corp Group", or "the Group") are principally engaged in the satellite, internet, telecommunications, media industries, low-fare airline and consumer finance sectors. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides data transmission services, operates a low-fare airline and offers consumer finance.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries, Shin Satellite Public Company Limited and ITV Public Company Limited, and associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to produce telephone directories, to act as a television broadcaster, and to provide domestic mobile phone networks in Cambodia, to provide telecommunication services in the Laos PDR and Cellular Telephone Systems in Thailand. The periods of the concessions range from 10-35 years. Under these concession agreements, certain companies in the Group must pay minimum fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is the higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions held by subsidiaries, associates and a joint venture at 31 December 2004 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting- under UHF system	Thailand	ITV Public Company Limited	July 2025
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Internet services	Thailand	CS Loxinfo Public Company Limited	April 2007
Joint Venture			
Fixed phone, mobile phone, international facilities, paging and internet	Laos PDR	Lao Telecommunications Company Limited	2021

2 Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated; attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in Note 10.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that it is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately. A list of the principal joint ventures and further details about joint ventures are set out in Notes 10 and 31 respectively.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on the equity basis.

2 Accounting policies (continued)

2.2 Group accounting (continued)

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates. A list of the principal associates is set out in Note 10.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by publicly traded subsidiaries, joint ventures or associates to the public are recognised in shareholders' equity in the balance sheet. The dilution gains or losses from non-listed subsidiaries, joint ventures or associates are recognised as an unrealised gain on dilution from investment in the shareholders' equity in the balance sheet in the proceeds from the sale can be objectively determined (Note 3.2).

2.3 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.4 Foreign currency translation

Transactions denominated in foreign currencies are translated into Baht at the rate of exchange prevailing on the transaction dates. Realised gains and losses on exchange are recognised as income or expense as incurred. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Baht at the rate of exchange prevailing at the balance sheet date. Unrealised gains and losses on exchange are recognised as income or expense as incurred.

Statements of income of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates prevailing on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.5 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.6 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than three months but less than twelve months.

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Loans and accrued interest receivables

Loans and accrued interest receivables are carried at anticipated realisable value. A group company fully sets up the allowance for doubtful accounts when the payment is in default for more than three consecutive periods and writes them off when the payment is in default for more than 180 days. In addition, a general allowance for doubtful accounts has been set for the outstanding balance.

Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories are valued at the lower of cost and net realisable value. Costs are determined using the moving weighted average method except for the cost of mobile phones and paper, which are determined using the first in first out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity).

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. An allowance is made against cost where there is diminution in value arising on obsolete and defective inventory.

2.10 Programming rights

A group company buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprises both the purchase price and other costs directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the number of transmissions specified in the broadcasting agreement. If the program is broadcast more than once, the cost of the programming rights is amortised at a rate of 80% on the first transmission and 20% on the second transmission.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.11 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the Stock Exchange quoted selling prices at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2.12 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 5
Rental equipment	2 - 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. Borrowing costs of Baht 440 million were capitalised in 2004 (2003: Baht 576 million). Expenditures for additions, renewals and improvements of property and equipment, which result in a substantial increase in an asset's current replacement value, are capitalised. Repair and maintenance costs are recognised as an expense when incurred.

The Group's policy is to review asset values annually and to adjust depreciation to match estimated useful lives.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.13 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

Property and equipment under concession agreements	**Years**
Satellites	Design life (14 - 15 years)
Telemetry, tracking, command and monitoring equipment	5 to 27.5 years
Computer systems	5 years, not exceeding the concession term
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 to 20 years, not exceeding the concession term

Borrowing costs to finance the construction of concession assets are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the assets for their intended use. No borrowing costs were capitalised in 2004 and 2003.

2.14 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable tangible and intangible assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.15 Intangible assets

Intangible assets represent proprietary software for internal use and service, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Intangible assets are amortised using the straight-line method over the estimated useful lives not exceeding 20 years.

2.16 Leases - where a group company is the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the asset. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.17 Leases - where a group company is the lessor

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with other similar property, plant and equipment owned by the Group. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term.

2.18 Impairment of long-lived assets

Property and equipment and other non-current assets, including property and equipment under concession agreements, goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow.

2.19 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident funds are charged to the statement of income in the year to which they relate.

2.20 Provisions for liabilities and charges and contingency assets

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. The contingency asset will be recognised as a separate asset when only the reimbursement is virtually certain.

2.21 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance.

Revenue from telephone services, transponder services and other services related to the satellite business is recognised when services are provided to the customers.

Revenue from prepaid mobile phone services and internet packages is recognised when the service is used by the customers.

Revenue from the production of advertising is recognised upon completion or publication. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when the advertisement is broadcast and revenue from airtime rental is recognised when the program is broadcast.

Interest and fee income are recognised in the statement of income on an accrual basis, except for income which is uncollected after three consecutive periods or more, after which interest and fee income are recognised on a collection basis. The use of the accrual basis continues for these overdue loans only when there are no arrears in principal or interest payments.

Revenue from airline services are recognised when services are rendened to the customers.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2 Accounting policies (continued)

2.22 Advertising and production costs

Advertising costs are expensed in the financial period in which they are incurred.

Production costs comprise direct costs related to production. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcast.

2.23 Research and development

Research and development costs are expensed in the financial period during which they are incurred.

2.24 Income tax

The Group calculates income tax in accordance with the Revenue Code and records income tax on an accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

2.25 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, current investments, trade receivables, related party receivables and payables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Foreign currency forward contracts

Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Obligations under foreign exchange forward contracts are recognised in the balance sheet on inception. At the balance sheet date the foreign currency amounts receivable or payable under these contracts are translated at the balance sheet exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the inception of the contract is amortised over the life of the contract.

Cross-currency and interest rate swaps

In cross-currency and interest rate swap contracts, the Group agrees with a counterparty to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross-currency interest rate swap at a predetermined exchange rate, with an equal but opposite exchange of principal at the maturity of the contract. The foreign currency receivable/payable under these contracts is translated at the year-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a predetermined amount of principal in different currencies over the contract period. Any differential to be paid or received on the interest rate swaps is recognised as a component of interest income or expense over the period of the agreement.

Interest rate swaps

Interest rate swap agreements enhance the Group's capability to manage exposure from movements in floating interest rates. Any difference to be paid or received on an interest rate swap agreement is recognised as a component of interest expense over the period of the agreement. Gains and losses on early termination of interest rate swaps or upon repayment of the borrowing are taken to the statement of income.

SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Accounting policies (continued)

2.25 Financial instruments (continued)

Currency options

Currency options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at a set date, a specific amount of a foreign currency at a predetermined exchange rate. In consideration for the assumption of foreign exchange risk, the seller receives a premium from the purchaser. The principal of option contracts is not recognised in the balance sheets. Premiums are amortised in the statements of income on a straight-line basis over the period of the contract. Options are accordingly not adjusted to fair value or recorded on the balance sheet.

Disclosures related to financial instruments to which the Group is a party are provided in note 32.

2.26 Segment reporting

The segmental reporting has been prepared based on the Group's method of internal reporting, which disaggregates its business by service or product.

2.27 Earnings per share

Basic consolidated earnings per share is calculated by dividing the consolidated net earnings, after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Basic Company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2004.

2.28 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared by the Board of Directors and approved by the shareholders.

2.29 Presentation of comparative information

The comparative figures have been amended to conform with the reclassification of certain items in the financial statements for the year ended 31 December 2004.

SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Change in accounting policies

3.1 Changes in the accounting policy for revenue recognition of telephone directory publication

In 2004, Teleinfo Media Company Limited ("TMC"), changed its accounting policy for revenue recognition in respect of telephone directory publication (calendar year). Revenue was previously recognised evenly over the year of publication and is now recognised evenly over the useful life of the telephone directory. This change was implemented in order to comply with the change in business circumstances and the international practice of the telephone directory publication business.

The Company recorded the effects of the change in revenue recognition in TMC in 2004, but it did not retrospectively adjust the consolidated and company financial statements since the outcome of the change does not have a material impact on the financial statements. However, if the Company restated the financial statements, the effects of this change on the consolidated and company financial statements would be as follows:

	As at 31 December 2003 (Baht Million)	
	Consolidated	Company
Balance sheet		
Increase (decrease) in total assets	60.95	(73.19)
Increase in total liabilities	134.14	-
Decrease in retained earnings carried forward	73.19	73.19

Statement of income

In addition, this would result in a decrease in the net profit for the year ended 31 December 2003 in the consolidated and company financial statements of Baht 5.42 million.

3.2 Accounting for gain (loss) on dilution from investment in subsidiaries and associates

On 30 April 2004, the Securities and Exchange Commission of Thailand (SEC) issued a memo regarding the accounting treatment of investments in subsidiaries and associates following a letter issued by the Institute of Certified Accountant and Auditor of Thailand dated 23 April 2004. This is related to the recognition in the shareholders' equity of the increase in the value of investments in subsidiaries or associates, whose shareholders' equity increased from a sale of its shares to the public at a price higher than the carrying amount.

During the period ended 31 December 2004, the Company changed its accounting treatment for such gain on dilution to book as an unrealised gain on dilution from investment in the shareholders' equity in order to comply with the memo. Previously, such gain was booked it as other income as part of the statement of income in order to comply with the memo. The Company has retroactively applied this accounting treatment.

The impact of this change on the consolidated and Company balance sheets as at 31 December 2003 and the consolidated and Company statements of income is as follow:

	31 December 2003 (Baht Million) Consolidated and Company
Balance sheet	
Shareholders' equity	
Increase in unrealised gain on dilution from investment	3,317.16
Decrease in retained earnings carried forward	3,191.26
Decrease in retained earnings brought forward	3,317.16

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Statement of income

The change also resulted in a decrease in the consolidated net profit and the Company net profit for the year ended 31 December 2003 of Baht 125.90 million.

4 Cash and cash equivalents

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Cash on hand	26.61	23.30	0.02	0.01
Cash at banks	2,491.25	2,086.14	947.15	701.30
Bills of exchange and promissory notes	1,045.15	1,469.80	905.00	700.00
Total cash and cash equivalents	3,563.01	3,579.24	1,852.17	1,401.31

The weighted average effective interest rate of bank deposits, bills of exchange and promissory notes was 1.21% per annum (2003: 0.79% per annum) on a consolidated basis and 1.77% per annum (2003: 1.18% per annum) on a Company basis.

5 Current investments

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Term deposits	210.14	12.51	-	-
Marketable securities				
- available for sale	275.20	283.75	275.20	283.75
Total current investments	485.34	296.26	275.20	283.75

The movements in the marketable securities - available for sale, which is investment in debenture can be analysed as follows:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Opening balance	283.75	-	283.75	-
Additions	-	302.57	-	302.57
Amortisation of premium	(0.36)	(0.21)	(0.36)	(0.21)
Fair value changes of investment	(8.19)	(18.61)	(8.19)	(18.61)
Closing balance	275.20	283.75	275.20	283.75

Term deposits which have an original maturity date of more than three months and less than one year earn weighted average effective interest at the rate of 2.10% per annum (2003: 2.27% per annum) on a consolidated basis and 2.24% per annum on a Company basis (2003: 2.24% per annum).

As at 31 December 2004, term deposits of Baht 209.88 million (2003: Baht 12.51 million) on a consolidated basis were pledged as collateral in respect of bank guarantees.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Trade accounts and notes receivable				
- Third parties	1,600.90	1,688.25	0.91	0.91
- Related parties (Note 30)	478.07	575.25	11.39	13.94
Accrued income				
- Third parties	265.51	207.40	-	-
- Related parties (Note 30)	14.32	16.54	3.95	5.37
Total trade accounts and notes receivable	2,358.80	2,487.44	16.25	20.22
Less allowance for doubtful accounts	(427.60)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,931.20	2,004.04	15.34	19.31

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Current - 3 months	680.50	780.87	-	-
Overdue 3 - 6 months	203.33	225.06	-	-
Overdue 6 - 12 months	178.48	149.80	-	-
Overdue over 12 months	538.59	532.52	0.91	0.91
Total	1,600.90	1,688.25	0.91	0.91
Less allowance for doubtful accounts-third parties	(426.96)	(483.40)	(0.91)	(0.91)
Total trade accounts and notes receivable-third parties, net	1,173.94	1,204.85	-	-

7 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable as at 31 December can be analysed as follows:

	Consolidated	
	2004 Baht Million	2003 Baht Million
Up to 90 days	1,093.90	-
Over 90 days	0. 11	-
Total loans and accrued interest receivable	1,094.01	-
Less allowance for doubtful accounts	(47.77)	-
Loans and accrued interest receivable, net	1,046.24	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

8 Inventories, net

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Raw materials	155.71	256.07	-	-
Work-in-progress	21.94	13.42	-	-
Finished goods	254.40	339.96	-	-
Goods-in-transit	1.89	0.63	-	-
	433.94	610.08	-	-
Less allowance for obsolete stock	(70.73)	(47.74)	-	-
Total inventories, net	363.21	562.34	-	-

9 Other current assets

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Prepayments	181.06	193.28	4.56	2.78
Recoverable tax	117.49	155.12	21.44	26.67
Advance payments	71.29	162.42	0.16	0.06
Deposit	23.19	24.10	-	-
Debtor - others	29.42	6.36	-	-
Accrued income receivable - others	33.22	32.77	-	-
Others	136.53	167.56	16.42	5.46
Total other current assets	592.20	741.61	42.58	34.97

10 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Investments in subsidiaries	-	-	7,197.49	6,899.16
Investments in associates	30,141.26	26,223.13	29,661.85	26,248.74
Investments in joint ventures	-	-	530.06	951.53
Total investments in subsidiaries, associates and joint ventures	30,141.26	26,223.13	37,389.40	34,099.43

10 Investments in subsidiaries, associates and joint ventures (continue)

b) Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December 2004 and 2003 comprise:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Opening net book value	26,223.13	23,481.84	34,099.43	28,946.29
Additions	4.50	2.26	-	1,591.32
Change from associate to joint venture	-	(777.80)	-	-
Change from subsidiary to associate	419.82	-	-	-
Disposal of investment in a joint venture	-	-	(43.98)	-
Unrealised gain on sale of investment in a joint venture	-	-	(262.02)	-
Share of net results from investments	8,814.65	7,970.43	8,893.08	8,174.25
Dividends received from subsidiaries and associates	(5,408.29)	(4,486.17)	(5,590.45)	(4,641.12)
Gain on dilution from investments in subsidiaries and associates	87.45	32.57	302.65	125.90
Foreign currency translation adjustment	-	-	(9.31)	(97.21)
Closing net book value	30,141.26	26,223.13	37,389.40	34,099.43

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its subsidiary	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Associates			
Advanced Info Service Public Company Limited	Operating a 900 MHz cellular telephone system under a concession from TOT Corporation Public Company Limited	Thailand	Baht
CS Loxinfo Public Company Limited	Providing television transponder and internet services via satellite	Thailand	Baht
Joint ventures			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from TOT Corporation Public Company Limited	Thailand	Baht
Thai Air Asia Company Limited	Providing low-fare airline service	Thailand	Baht
Capital OK Company Limited	Consumer finance provider	Thailand	Baht

SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continue)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated – 31 December 2004 (Baht Million)					
Associates	**Paid-up capital**	**Investment portion (%) (including indirect portion)**	**Cost**	**Accumulated change in investment valuation**	**Equity**	**Dividend**
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,827.10	29,634.56	5,370.78
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,162.40)	506.70	37.51
AD Venture Company Limited's associates	20.00	40.00	30.00	(30.00)	-	-
Total investments in associates			10,506.56	19,634.70	30,141.26	5,408.29

	Consolidated – 31 December 2003 (Baht Million)					
	Paid-up capital	**Investment portion (%) (including indirect portion)**	**Cost**	**Accumulated change in investment valuation**	**Equity**	**Dividend**
Associates						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,410.64	26,218.10	4,486.17
CS Loxinfo Solution Company Limited	0.05	44.99	0.05	2.66	2.71	-
AD Venture Company Limited's associates	20.00	40.00	30.00	(27.68)	2.32	-
Total investments in associates			8,837.51	17,385.62	26,223.13	4,486.17

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

	Company – 31 December 2004 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,384.41	51.40	3,612.98	1,022.29	4,635.27	112.72
ITV Public Company Limited	6,023.71	53.01	3,297.26	(1,153.52)	2,143.74	-
AD Venture Company Limited	550.00	90.91	500.00	(392.61)	107.39	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	60.61	70.61	7.00
SC Matchbox Company Limited	9.00	99.96	71.97	193.06	265.03	99.96
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(294.72)	7,197.49	219.68
Associate						
Advanced Info Service Public Company Limited	2,945.19	42.91	8,807.46	20,854.39	29,661.85	5,370.78
Total investment in an associate			8,807.46	20,854.39	29,661.85	5,370.78
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(130.17)	71.06	-
Capital OK Company Limited	1,000.00	60.00	600.00	(141.00)	459.00	-
Total investments in joint ventures			801.23	(271.17)	530.06	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

	Company – 31 December 2003 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated change in investment valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	3,612.98	764.32	4,377.30	-
ITV Public Company Limited	6,000.00	53.22	3,297.26	(1,190.10)	2,107.16	-
AD Venture Company Limited	550.00	90.91	500.00	(349.66)	150.34	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	36.88	46.88	5.00
SC Matchbox Company Limited	9.00	99.96	71.97	170.06	242.03	149.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	(593.05)	6,899.16	154.94
Associate						
Advanced Info Service Public Company Limited	2,938.52	43.05	8,807.46	17,441.28	26,248.74	4,486.17
Total investment in an associate			8,807.46	17,441.28	26,248.74	4,486.17
Joint ventures						
Teleinfo Media Company Limited	694.14	38.25	875.60	(719.23)	156.37	-
Thai AirAsia Company Limited	400.00	50.00	201.23	(5.79)	195.44	-
Capital OK Company Limited	1,000.00	60.00	600.00	(0.28)	599.72	-
Total investments in joint ventures			1,676.83	(725.30)	951.53	-

SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2004 were as follows:

1) Shin Satellite Public Company Limited Group

a) Shin Satellite Public Company Limited ("SATTEL")

The issued and paid-up capital of SATTEL increased from Baht 4,375.00 million to Baht 4,384.41 million and share premium increased from Baht 2,190.00 million to Baht 2,198.39 million in order to support the exercise of 1.07 million units of warrants by SATTEL's directors and employees (ESOP). Consequently, the Company's investment in SATTEL was diluted from 51.53% to 51.40%. The gain on dilution amounting to Baht 8.66 million has been recognised under shareholders' equity in the balance sheet.

On 5 July 2004, SATTEL filed an application to issue an additional 208,000,000 ordinary shares to the public with the Securities and Exchange Commission. At present, the Securities and Exchange Commission is considering the application.

b) Star Nucleus Company Limited ("Star Nucleus")

On 21 April 2004, iPSTAR Company Limited, a SATTEL's subsidiary, established a new company, Star Nucleus. The total authorised number of ordinary shares of Star Nucleus is 50,000 shares with a par value of USD 1.00 each, totaling USD 50,000.00. On 13 August 2004, the Board of Director's of SATTEL passed a resolution to approve a change in the shareholding structure of Star Nucleus from a subsidiary of iPSTAR Company Limited to a subsidiary of SATTEL.

On 13 December 2004, Star Nucleus called on 10.00 shares with a par value of USD 1.00 each.

As at 31 December 2004, Star Nucleus had not yet commenced its business operations.

c) CS Loxinfo Public Company Limited ("CSL")

On 2 April 2004, CSL registered additional issued and paid-up share capital from 500 million shares at the par value of Baht 1 each to 625 million shares at the par value of Baht 1 each with the Ministry of Commerce. CSL issued and offered these new shares to the public and registered on the Stock Exchange of Thailand on 8 April 2004. The increase in share capital of CSL resulted in a decrease in the interest of Shin Broadband Internet (Thailand) Co., Ltd. (a subsidiary of SATTEL) from 50.02% to 40.02%. SATTEL reassessed its power to control CSL after the dilution and changed the status of CSL from a subsidiary to an associate. SATTEL has deconsolidated CSL and recorded investment in CSL using the equity method of accounting since the second quarter of 2004.

SATTEL has accounted for this change as a change in the status of its investment, and has not restated the comparatives. This change has neither impacted the shareholders' equity nor the statement of income for the year ended 31 December 2004. SATTEL recognised the unrealised gain on dilution of such investment of Baht 377.08 million and presented it in shareholders' equity in the balance sheet.

At the Board of Directors' meetings of CSL on 10 May 2004 and the extraordinary shareholders' meetings of CSL on 14 June 2004, resolutions were passed to approve the issuance and allocation of 2,885,900 warrants to purchase ordinary shares to directors, employees and advisors of CSL (ESOP Grant II), and to approve the increase in CSL's registered capital by issuing additional ordinary shares in order to reserve for the exercise of warrants under the ESOP above.

10 Investments in subsidiaries, associates and joint ventures (continued)

2) ITV Public Company Limited ("ITV")

On 19 January 2004, the Extraordinary General Meeting of Shareholders of ITV approved the allocation of newly issued shares capital as a reserve for a private placement to strategic partners as follows:

- To allocate 150 million shares or 10% of ITV's paid-up capital to Kantana Group Public Company Limited (Kantana); and
- To allocate 150 million shares or 10% of the Company's paid-up capital to Mr. Tripop Limpapath.

The offering price for the strategic partners was Baht 10 per share. On 26 November 2004, the Board of Director' Meeting approved an extension of the share subscriptions and payments of both strategic partners until 31 October 2005.

On completion of this transaction, the Company's investment in ITV will be diluted from 53.01% to 42.44%.

In 2004, the issued and paid up capital of ITV increased from Baht 6,000.00 million to Baht 6,023.71 million following the exercise of 4.74 million units of warrants by ITV's directors and employees (ESOP). Consequently, the Company's investment in ITV was diluted from 53.22% to 53.01%. The gain on dilution amounting to Baht 10.48 million has been recognised as shareholders' equity in the balance sheet.

3) AD Venture Company Limited Group ("ADV")

a) Shineedotcom Company Limited

On 7 April and 26 April 2004, the shareholders of Shineedotcom Company Limited at the extraordianry meeting confirmed their resolution to approve the decrease in authorised and issued ordinary share capital from 39,000,000 ordinary shares of Baht 10 per share to 19,000,000 ordinary shares of Baht 10 per share. The decrease in ordinary shares was registered with the Ministry of Commerce on 23 September 2004.

b) AT Cyber Company Limited

In June 2004, AT Cyber Company Limited disposed of all 0.97 million shares in Data Line Thai Company Limited at a total amount of Baht 1.15 million (according to proportion of investment by the subsidiary) to Advanced Info Service Public Company Limied. The loss on disposal of investment amounting to Baht 0.34 million (according to proportion of investment by the subsidiary) was recognised in the consolidated statement of income.

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

4) Teleinfo Media Company Limited ("TMC")

In March 2004, the Company sold all of its investment in TMC, a 38.25% joint venture with TOT Corporation Public Company Limited ("TOT"), SingTel Interactive Pte., Ltd. ("SIP") and the Company, to CS Loxinfo Public Company Limited ("CSL"), a subsidiary of SATTEL (SATTEL changed the status of CSL from subsidiary to associate since April 2004), for Baht 306 million. The Company had an unrealised gain on disposal of investment in the amount of Baht 262.02 million. This entire amount was fully eliminated with investment in subsidiaries, associates and joint ventures in the financial statements.

Furthermore, CSL also acquired 25% of TMC from SIP in the amount of Baht 201.50 million. The transactions resulted in the investment in TMC by Shin Group increasing from 38.25% to 63.25% in the consolidated financial statements.

The book value of assets and liabilities of TMC at the date of acquisition from SIP can be summarised as follows:

	Baht'000
Cash and cash equivalents	25,965.08
Current assets	56,399.77
Non-current assets	24,887.26
Current liabilities	(78,331.78)
Non-current liabilities	(172.23)
Book value of net assets	28,748.10
Cash paid	201,503.00
Goodwill (Note 14)	172,754.90
Cash, net	175,537.92

Goodwill from acquisition of the investment in TMC from SIP of Baht 172.75 million is presented as an intangible asset in the consolidated balance sheet (Note 14) and is amortised using the straight-line method over its estimated useful life of 12 years.

Net assets from acquision of investment in TMC from SIP are stated at the net book value at the date of acquisition. The subsidiary is in the process of appraising the fair value of the property and equipment. The fair value of other TMC assets approximates the book value. The difference between net book value and net fair value will be adjusted through goodwill.

Following the change in status of CSL from a subsidiary to an associate, TMC, previously a CSC's joint venture, was no longer a joint venture of the Company since April 2004.

5) Thai Crunch Time Company Limited

On 12 April 2004, Thai AirAsia Company Limited, a joint venture of the Company, registered a new company "Thai Crunch Time Company Limited". The registered share capital was Baht 4 million for 400,000 shares with a par value of Baht 10.

SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Investments in subsidiaries, associates and joint ventures (continued)

6) Advanced Info Service Public Company Limited ("ADVANC")

The issued and paid-up capital of ADVANC increased from Baht 2,938.52 million to Baht 2,945.18 million and share premium increased from Baht 20,274.52 million to Baht 20,470.52 million in order to support the exercise of 6.31 million units of warrants by ADVANC's directors and employees (ESOP). Consequently, the Company's investment in ADVANC was diluted from 43.04% to 42.91%. The gain on dilution amounting to Baht 87.67 million has been recognised under shareholders' equity in the balance sheet.

7) Dividend payment

For the year 2004, the Company's subsidiaries and associates paid dividends as follows:

	Par value (Baht per share)	Dividend ratio (Baht per share)	Amount paid (Baht Million)
SATTEL (a subsidiary)	5.00	0.25	218.92
SMB (a subsidiary)	10.00	111.11	100.00
ITAS (a subsidiary)	10.00	7.00	7.00
ADVANC (an associate)	1.00	4.25	12,494.86
CSL (an associate)	1.00	0.15	93.75

11 Other investments

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Other	1.25	-	1.25	-
Total other investments	26.25	25.00	26.25	25.00

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers& equipment	Rental equipment	Assets under construction	Total
As at 31 December 2003							
Cost	395.26	4,235.82	144.03	679.02	11.34	14,468.73	19,934.20
Less accumulated depreciation	(197.06)	(1,830.40)	(66.24)	(369.06)	(9.39)	-	(2,472.15)
Less provision for impairment	-	-	-	(18.72)	-	-	(18.72)
Net book value	198.20	2,405.42	77.79	291.24	1.95	14,468.73	17,443.33
Transactions during the year ended 31 December 2004							
Additions	38.05	516.13	36.67	129.09	-	2,756.79	3,476.73
Increase from acquisition of a joint venture	0.01	0.99	1.15	14.09	-	2.75	18.99
Decrease from change in status from subsidiary to associate	(0.03)	(76.97)	(6.72)	(180.23)	-	(7.90)	(271.85)
Disposals, net	(0.23)	(14.01)	(2.86)	(23.94)	-	-	(41.04)
Transfer, net	4.92	1,322.98	0.79	(4.34)	-	(1,259.62)	64.73
Write-off, net	(7.64)	(4.13)	(3.37)	(1.45)		-	(16.59)
Reclassification, net	-	-	-	-	-	3.60	3.60
Depreciation charge	(31.46)	(474.52)	(27.63)	(78.20)	(1.67)	-	(613.48)
Foreign currency translation adjustment	(9.07)	(53.13)	(0.14)	0.14	-	17.25	(44.95)
Closing net book value	192.75	3,622.76	75.68	146.40	0.28	15,981.60	20,019.47
As at 31 December 2004							
Cost	422.77	5,433.48	154.86	264.28	11.34	15,981.60	22,268.33
Less accumulated depreciation	(230.02)	(1,810.72)	(79.18)	(99.81)	(11.06)	-	(2,230.79)
Less provision for impairment	-	-	-	(18.07)	-	-	(18.07)
Net book value	192.75	3,622.76	75.68	146.40	0.28	15,981.60	20,019.47

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

12 Property and equipment, net (continued)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2003						
Cost	143.13	26.35	47.33	262.51	9.19	488.51
Less accumulated depreciation	(135.37)	(22.17)	(21.43)	(248.39)	-	(427.36)
Net book value	7.76	4.18	25.90	14.12	9.19	61.15
Transactions during the year ended 31 December 2004						
Additions	-	4.26	2.84	6.01	4.04	17.15
Disposals, net	-	(0.07)	(0.16)	(0.12)	-	(0.35)
Transfers, net	-	-	-	-	(9.41)	(9.41)
Write-offs, net	-	(0.03)	-	-	-	(0.03)
Depreciation charge	(3.55)	(2.01)	(8.67)	(5.68)	-	(19.91)
Closing net book value	4.21	6.33	19.91	14.33	3.82	48.60
As at 31 December 2004						
Cost	143.13	28.66	44.10	266.38	3.82	486.09
Less accumulated depreciation	(138.92)	(22.33)	(24.19)	(252.05)	-	(437.49)
Net book value	4.21	6.33	19.91	14.33	3.82	48.60

As at 31 December 2004, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,016 million (2003: Baht 2,170 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

Furthermore, consolidated property and equipment as at 31 December 2004 included a subsidiary's project in progress of Baht 15,313 million (2003: Baht 13,337 million) relating to the iPSTAR-1 project. The iPSTAR-1 project will be fully operational with the launch of iPSTAR-1 in the middle of 2005. According to the concession agreement made with the Ministry of Information Communication and Technology, the subsidiary must transfer its ownership of the iPSTAR-1 Satellite to the Ministry of Information Communication and Technology on the date of completion of construction and installation.

The assets under construction are transferred to property and equipment under concession agreements on acceptance by the concessionaires and the transfer of legal title.

Borrowing costs of Baht 440 million (2003: Baht 576 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Property and equipment under concession agreements, net

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2003			
Cost	10,915.86	3,492.96	14,408.82
Less accumulated amortisation	(6,147.35)	(1,185.70)	(7,333.05)
Net book value	4,768.51	2,307.26	7,075.77
Transactions during the year ended 31 December 2004			
Additions	-	81.94	81.94
Decrease from change in status from subsidiary to associate, net	(114.13)	-	(114.13)
Amortisation	(723.31)	(222.25)	(945.56)
Closing net book value	3,931.07	2,166.95	6,098.02
As at 31 December 2004			
Cost	10,582.71	3,574.90	14,157.61
Less accumulated amortisation	(6,651.64)	(1,407.95)	(8,059.59)
Net book value	3,931.07	2,166.95	6,098.02

As at 31 December 2004, the Group has the following future minimum lease receivables under non-cancellable operating leases in respect of its satellite equipment:

	Consolidated Baht Million
Less than 1 year	2,060
More than 1 year but less than 5 years	3,845
More than 5 years	714
	6,619

In the first quarter of 2003, Thaicom 3 satellite suffered damage in relation to a power supply system failure, resulting in a loss of certain transponder capacity. In the last quarter of 2003, the insurers paid compensation of USD 33 million for the loss of transponder capacity. MICT, the legal owner of Thaicom 3 satellite and SATTEL, a joint beneficiary, have agreed to deposit the insurance claim proceeds from the insurers in an "Escrow Account" with restricted terms of release, such that SATTEL will be eligible to use the proceeds only for reimbursement of expenditures relating to transponders and/or the construction of a new satellite to supplement losses on the transponder capacity of Thaicom 3 satellite and such use of the proceeds will be limited to the maximum of the actual expenditures and is subject to the consent of MICT. On 11 October 2004, SATTEL and MICT entered into the Escrow Agreement.

In the third quarter of 2004, due to spacecraft power maintenance, Thaicom 3 satellite was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of the eclipse. Currently, SATTEL and an independent consultant are in the process of evaluating the impact of the above events on the remaining life of Thaicom 3 satellite. The accounting remaining useful life of Thaicom 3 satellite is 6.4 years. These financial statements have not recognised the implication that may have from the evaluation of the Thaicom 3's remaining estimated useful life.

SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Goodwill, net

	Consolidated Baht Million
As at 31 December 2003	
Cost	1,863.77
Less accumulated amortisation	(307.13)
Net book value	1,556.64
Transactions during the year ended 31 December 2004	
Increase from acquisition of a joint venture, net	172.75
Decrease from change in status from subsidiary to associate, net	(225.41)
Transfer, net	1.36
Amortisation	(100.97)
Closing net book value	1,404.37
As at 31 December 2004	
Cost	1,800.53
Less accumulated amortisation	(396.16)
Net book value	1,404.37

15 Intangible assets, net

	Consolidated Baht Million	Company Baht Million
As at 31 December 2003		
Cost	939.41	60.36
Less accumulated amortisation	(562.13)	(29.66)
Net book value	377.28	30.70
Transactions during the year ended 31 December 2004		
Additions	60.92	0.02
Increase from acquisition of a subsidiary, net	1.39	-
Decrease from change in status from joint venture to associate	(5.04)	-
Transfer, net	14.72	9.41
Amortisation	(89.08)	(11.80)
Foreign currency translation adjustment	(3.47)	-
Closing net book value	356.72	28.33
As at 31 December 2004		
Cost	921.59	69.79
Less accumulated amortisation	(564.87)	(41.46)
Net book value	356.72	28.33

16 Trade accounts and notes payable

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Trade accounts and notes payable				
- Third parties	1,115.90	994.91	1.47	0.31
- Related parties (Note 30)	66.90	29.55	0.13	1.31
Total trade accounts and notes payable	1,182.80	1,024.46	1.60	1.62

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Borrowings

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Current				
Bank overdrafts and short-term loans from financial institutions	2,112.10	1,197.00	-	-
Short-term loan from other company	-	6.10	-	-
Current portion of long-term borrowings	2,223.73	1,871.30	-	226.76
Finance lease liabilities	3.56	3.82	1.13	0.82
	4,339.39	3,078.22	1.13	227.58
Non-current				
Long-term borrowings	12,782.12	12,609.27	-	-
Long-term debentures	2,680.09	2,672.60	2,680.09	2,672.60
Finance lease liabilities	8.27	31.85	1.60	2.28
	15,470.48	15,313.72	2,681.69	2,674.88
Total borrowings	19,809.87	18,391.94	2,682.82	2,902.46

In May 2002, the Company issued and offered 3,000,000 units of debentures at Baht 1,000 each. The debentures were unsubordinated and unsecured with a maturity period of 5 years from the issue date. The effective interest rate of the coupon is 5.40% per annum or Baht 305.28 per unit and will be paid once only at the maturity date. The Company has the option to redeem the debentures at the end of the third year from the issue date. The debentures are presented net of transaction costs.

In 2003, the Company bought back certain debentures of Baht 301.90 million (excluding premium).

With respect to the aforementioned debentures, the Company must comply with the conditions in the debenture agreement concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and maintaining its interest in certain subsidiaries and associates.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, a subsidiary entered into a USD 389.3 million credit agreement which comprises of three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States. The loan is repayable within 9.5 years.

b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur). The loan is repayable within 9.5 years.

c) Loan credit agreement from another group of commercial banks for USD 125 million. The loan is repayable within 6 years. This has no guarantors.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and are fixed rates. The subsidiary pays a commitment fee on the unused portion of the facilities. In addition, with respect to the aforementioned credit agreements, the subsidiary must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sales or transfer of assets, and investment. The amounts of principal were repayable from November 2004, with repayment on a semi-annual basis. However, the agreement has been amended to extend the first repayment date with the banks to the year 2005.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Borrowings (continued)

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2004		
Opening balance	18,391.94	2,902.46
Additions, net	7,065.80	0.65
Increase from acquisition of a subsidiary, net	0.32	-
Decrease from change in status from subsidiary to associate, net	(564.16)	-
Repayments	(5,026.48)	(236.64)
Amortisation of discount/deferred debt issuance costs	36.98	16.35
Reclassification from accounts payable - property and equipment	140.62	-
Foreign currency translation adjustment	(235.15)	-
Closing balance	19,809.87	2,682.82

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Total borrowings:				
- at fixed rates	7,167.52	7,070.47	2,682.82	2,902.46
- at floating rates	12,642.35	11,321.47	-	-
	19,809.87	18,391.94	2,682.82	2,902.46
Weighted average interest rates: (Percent)				
- bank overdraft and short-term loans from financial institutions	2.75	2.17	-	-
- short-term loan from other company	-	1.00	-	-
- long-term borrowings	3.17	2.77	-	5.20
- long-term debentures	5.40	5.40	5.40	5.40
- finance lease liabilities	5.99	7.09	7.73	8.36

Maturity of non-current borrowings as at 31 December 2004 are as follows:

	Consolidated		Company	
	Borrowings Baht Million	Finance lease liabilities Baht Million	Borrowings Baht Million	Finance lease liabilities Baht Million
2006	2,289.57	2.54	-	1.07
2007	4,947.12	2.19	-	0.53
2008	2,696.56	0.69	2,680.09	-
2009 and after	5,528.96	2.85	-	-
	15,462.21	8.27	2,680.09	1.60

SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Borrowings (continued)

Borrowing facilities

The Group and the Company have the following undrawn committed borrowing facilities:

	Consolidated	
	2004 Baht Million	2003 Baht Million
Floating rate		
- expiry after one year	2,861.78	4,697.01
Fixed rate		
- expiry after one year	628.00	711.31
Total	3,489.78	5,408.32

18 Other current liabilities

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Accrued expenses	514.27	436.23	44.11	44.05
Deferred income and advance receipts	286.91	213.61	-	-
Accounts payable -other	319.86	258.46	4.58	19.41
Tax payable	207.29	209.59	8.94	5.50
Others	85.55	193.94	2.59	54.44
Total other current liabilities	1,413.88	1,311.83	60.22	123.40

19. Foreign currency forward contract, net

	Consolidated	
	2004 Baht Million	2003 Baht Million
Foreign currency forward centracts receivable, net		
Contracts receivable	1,478.66	-
Contracts payable	(1,478.10)	-
Total foreign currency forward contracts receivable, net	0.56	-
Less current portion of foreign currency forward contracts receivable, net	0.56	-
Non-current portion of foreign currency forward contracts receivable	-	-
Foreign currency forward contracts payable, net		
Contracts receivable	10,839.77	8,991.06
Contracts payable	(11,403.44)	(9,632.07)
Total foreign currency forward centracts payable, net	(563.67)	(641.01)
Less current portion of foreign currency forward contracts payable, net	(563.67)	(604.49)
Non-current portion of foreign currency forward contracts payable, net	-	(36.52)

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

20 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:-

	Authorised number of shares Million shares	Issued and fully paid up shares Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
As at 31 December 2002	5,000.00	2,937.00	2,937.00	4,837.50	7,774.50
Issue of shares	-	2.05	2.05	34.40	36.45
As at 31 December 2003	5,000.00	2,939.05	2,939.05	4,871.90	7,810.95
Issue of shares	-	14.58	14.58	237.38	251.96
As at 31 December 2004	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91

During the year 2004, the Company registered issued and paid-up share capital in respect of 14.56 million units of warrants issued to directors and employees (ESOP) which were exercised to be 14.58 million ordinary shares. Consequently, the issued and paid-up share capital increased from Baht 2,939.05 million to Baht 2,953.63 million and share premium increased from Baht 4,871.90 million to Baht 5,109.28 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2004 ('000 units) Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Director	13,562.80	(3,222.80)	-	10,340.00
- Employees	7,827.90	(4,004.40)	-	3,823.50
Total	21,390.70	(7,227.20)	-	14,163.50
ESOP - Grant II				
- Director	11,528.20	(525.70)	-	11,002.50
- Employees	6,555.50	(1,246.50)	-	5,309.00
Total	18,083.70	(1,772.20)	-	16,311.50
ESOP - Grant III				
- Director	-	-	9,290.60	9,290.60
- Employees	-	-	4,369.60	4,369.60
Total	-	-	13,660.20	13,660.20
SHIN - W1	200,000.00	(4.06)	-	199,995.94
Total	239,474.40	(9,003.46)	13,660.20	244,131.14

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered three grants of warrants to directors and employees which are in registered form and non-transferrable. The terms of the warrants do not exceed 5 years. The exercise ratio and price are detailed below:

	Issue date	Issued units (Million)	Percentage *	Exercise price (Baht/unit)	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.704	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.597	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	36.214	31 May 2005	30 May 2009

* Percentage of the Company's total paid-up share capital (before dilution) at date of grant.

SHIN CORPORATION PUBLIC COMPANY LIMITED

20 Share capital, premium and warrants (continued)

a) Warrants issued and offered to directors and employees (ESOP) (continued)

At the Board of Directors' meeting on 13 August 2004, the board approved the declaration of an interim dividend (Note 35), of which the amount paid was greater than 50% of net profit after tax. Consequently, this affects the exercise ratios and exercise prices. Therefore, the company changed the exercise ratios and exercise prices of warrants Grant I, II and III as detailed below. The new exercise prices and exercise ratios were effective from 25 August 2004 onwards.

	Exercise Ratio (unit)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP - Grant I	1 : 1	1.0054 : 1	17.80	17.704
ESOP - Grant II	1 : 1	1.0054 : 1	13.67	13.597
ESOP - Grant III	1 : 1	1.0054 : 1	36.41	36.214

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered from and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2003 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

21 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

22 Minority interests

	Consolidated	
	2004 Baht Million	2003 Baht Million
Opening balance	5,013.22	4,367.28
Purchase of investment in subsidiaries	205.95	18.28
Changed in status from subsidiary to associate	(1,034.89)	-
Disposal of investment in subsidiaries	-	261.08
Increased in share capital by subsidiaries	716.32	193.06
Share of net result of subsidiaries	527.38	265.09
Foreign currency translation adjustment	(15.82)	(91.57)
Dividend payment	(106.21)	-
Closing balance	5,305.95	5,013.22

SHIN CORPORATION PUBLIC COMPANY LIMITED

23 Other income

Other income for the year ended 31 December 2004 and 2003 comprised:

	Consolidated		Company	
	2004	2003 Restated	2004	2003 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Gain on share transfer of a subsidiary	-	88.10	-	-
Interest income	54.34	43.93	30.16	45.76
Gain on unwinding and purchasing of foreign currency option contracts	293.91	145.16	-	-
Reversal of provision for liabilities and charges	-	1,548.69	-	1,548.69
Others	31.31	261.54	1.64	43.86
Total other income	379.56	2,087.42	31.80	1,638.31

24 Directors' remuneration

In the years ended 31 December 2004 and 2003, the remuneration of directors in the consolidated financial statements amounted to Baht 14.41 million and Baht 13.89 million, respectively and in the company financial statement amounted to Baht 7.89 million and 7.52 million, respectively. Directors' remuneration represents salary, provident fund, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholders.

25 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

26 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the year ended 31 December (Consolidated and Company)					
	Net profit ('000 Baht)		Weighted number of shares ('000 Shares)		Earnings per share (Baht)	
	2004	2003 Restated	2004	2003	2004	2003 Restated
Basic earnings per share	8,699,749	9,596,944	2,949,029	2,937,489	2.95	3.27
The effect of dilutive potential - shares	-	-	106,419	6,110	(0.10)	(0.01)
Diluted earnings per share	8,699,749	9,596,944	3,055,448	2,943,599	2.85	3.26

27 Operating income

The following have been charged in arriving at operating income:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Depreciation and amortisation	1,749.10	1,768.32	31.71	34.03
Impairment charge/ (Reversal of impairment charge)	-	(74.65)	-	-
Staff costs	1,332.26	1,303.49	151.72	151.18

As at 31 December 2004, the Group employed 3,661 employees (2003: 3,681 employees) on a consolidated basis and 113 employees (2003: 112 employees) at the Company level.

28 Segment information

Financial information by business segment is as follows:

	Consolidated - for the year ended 31 December 2004 (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,187.90	1,559.47	485.06	154.59	4,428.80	720.76	86.01	296.82	(288.49)	10,630.92
Share of net result from associates	-	8,698.27	116.38	-	-	-	-	-	-	8,814.65
Total revenues	3,187.90	10,257.74	601.44	154.59	4,428.80	720.76	86.01	296.82	(288.49)	19,445.57
Cost of services and sales	2,224.08	779.36	290.52	106.63	3,389.74	731.63	-	116.32	(72.09)	7,566.19
Segment result	963.82	9,478.38	310.92	47.96	1,039.06	(10.87)	86.01	180.50	(216.40)	11,879.38
Selling and administrative expenses	(604.97)	(284.76)	(227.65)	(14.33)	(820.58)	(107.87)	(228.54)	(226.26)	226.26	(2,288.70)
Operating profit (loss)	358.85	9,193.62	83.27	33.63	218.48	(118.74)	(142.53)	(45.76)	9.86	9,590.68
Other income, net										291.25
Finance cost										
Interest income										54.34
Interest expenses										(347.64)
Profit before tax										9,588.62
Income tax										(361.50)
Profit before minority interests										9,227.12
Minority interests										(527.38)
Net profit										8,699.75
Other information										
Segment assets	22,989.22	4,017.86	238.33	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	36,222.39
Investment in equity method	-	29,633.73	507.53	-	-	-	-	-	-	30,141.26
Total consolidated assets	22,989.22	33,651.59	745.86	158.64	3,705.95	349.16	1,257.42	3,536.28	(30.47)	66,363.65
Segment liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	4,712.39
Borrowings	-	-	-	-	-	-	-	-	-	19,809.87
Total consolidated liabilities	1,776.02	840.24	75.87	99.12	1,146.29	277.49	78.42	451.57	(32.63)	24,522.26
Depreciation	231.01	242.17	55.24	12.02	41.93	4.26	6.93	19.92	-	613.48
Amortisation	740.21	9.53	15.95	12.45	346.47	0.36	1.05	9.60	-	1,135.62
Depreciation & amortisation	971.22	251.70	71.19	24.47	388.40	4.62	7.98	29.52	-	1,749.10

28 **Segment information (continued)**

	Consolidated - for the year ended 31 December 2003 - Restated (Baht Million)									
	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	3,353.92	1,339.47	1,351.06	151.89	4,163.26	-	-	308.94	(289.63)	10,378.91
Share of net result from associates	-	7,969.88	0.55	-	-	-	-	-	-	7,970.43
Total revenues	3,353.92	9,309.35	1,351.61	151.89	4,163.26	-	-	308.94	(289.63)	18,349.34
Cost of services and sales	(2,160.27)	(635.41)	(889.77)	(109.36)	(3,939.63)	-	-	(116.53)	94.65	(7,756.32)
Segment result	1,193.65	8,673.94	461.84	42.53	223.63	-	-	192.41	(194.98)	10,593.02
Selling and administrative expenses	(562.46)	(258.14)	(471.68)	(18.24)	(724.56)	(3.05)	(0.32)	(217.86)	205.80	(2,050.51)
Operating profit (loss)	631.19	8,415.80	(9.84)	24.29	(500.93)	(3.05)	(0.32)	(25.45)	10.82	8,542.51
Other income, net										2,043.49
Finance cost										
Interest income										43.93
Interest expenses										(385.26)
Profit before tax										10,244.67
Income tax										(382.63)
Profit before minority interests										9,862.04
Minority interests										(265.10)
Net profit										9,596.94
Other information										
Segment assets	19,754.40	3,000.98	2,555.48	158.16	4,226.35	198.05	599.89	3,471.62	(29.07)	33,935.86
Investment in equity method	-	26,218.09	5.03	-	-	-	-	-	-	26,223.12
Total consolidated assets	19,754.40	29,219.07	2,560.51	158.16	4,226.35	198.05	599.89	3,471.62	(29.07)	60,158.98
Segment liabilities	1,293.16	623.52	412.85	118.40	1,295.00	2.00	0.17	347.27	(28.97)	4,063.40
Borrowings	-	-	-	-	-	-	-	-	-	18,391.94
Total consolidated liabilities	1,293.16	623.52	412.85	118.40	1,295.00	2.00	0.17	347.27	(28.97)	22,455.34
Depreciation	222.90	160.27	126.35	16.14	44.55	0.04	-	24.11	-	594.36
Amortisation	748.57	7.61	54.67	25.10	330.28	0.01	-	7.72	-	1,173.96
Depreciation & amortisation	971.47	167.88	181.02	41.24	374.83	0.05	-	31.83	-	1,768.32

28 Segment information (continued)

The Group is organised into the following main business segments:

Satellite business	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Providing computer services and implementation
Advertising, media and radio and television broadcasting	Airtime rental, media production, publication of white and yellow pages telephone directories and the provision of advertising services to the Group and third parties
Airline	Providing a low-fare airline service
Consumer finance	Carrying on consumer finance business
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

29 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
		2004	2003 Restated	2004	2003 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities					
Net profit for the year		8,699,749,161	9,596,943,941	8,699,749,161	9,596,943,941
Adjustment for:					
Depreciation charges	12	613,480,557	594,368,247	19,915,666	24,112,933
Amortisation charges	13 - 15	1,135,621,708	1,173,951,471	11,800,028	9,915,279
Loss on sale of investment		-	1,411,967	-	-
Gain on share transfer of a subsidiary		-	(88,104,450)	-	-
Share of net result of investments in subsidiaries, joint ventures and associates	10	(8,814,649,052)	(7,970,429,260)	(8,893,083,904)	(8,174,248,036)
Reversal of provision for liabilities and charges		-	(1,548,693,542)	-	(1,548,693,542)
Unrealised gain on exchange rate		(609,934,805)	(435,362,489)	-	(108,098)
Realised (gain) loss on exchange rate		290,603,463	68,232,062	(56,024)	(42,020,907)
Allowance for doubtful accounts		95,107,951	39,572,636	-	-
Share of net result of subsidiaries to minority interests	22	527,377,203	265,097,106	-	-
Others		112,512,682	176,118,549	12,573,081	28,026,235
Changes in operating assets and liabilities					
- trade accounts and notes receivable		(244,441,803)	40,925,357	3,968,810	219,139,595
- loan and accrued interest receivable		(1,094,011,173)	-	-	-
- inventories		67,665,468	(230,346,669)	-	-
- other current assets		68,812,819	179,916,191	(7,617,109)	(10,933,076)
- other assets		(94,277,445)	(130,068,586)	150,000	85,450
- trade accounts and notes payable		395,886,410	28,634,163	(575,956)	(14,570,240)
- accrued concession		337,838,207	57,077,782	-	-
- other current liabilities		375,894,795	(79,715,861)	(52,636,616)	(131,498,571)
- accrued long-term interest		161,499,650	144,069,027	161,499,650	144,069,026
- other liabilities		(20,230,416)	(65,218,805)	-	1,012,982
Net cash flows from/(used in) operating activities		2,004,505,380	1,818,378,837	(44,313,213)	101,232,971

SHIN CORPORATION PUBLIC COMPANY LIMITED

30 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies of which Shinawatra family members are principal shareholders or directors are recognised as related party transactions with the Company.

During the year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts. Transactions of work in progress between a subsidiary and related parties were carried out based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the years ended 31 December 2004 and 2003 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	78.04	76.34
Interest income	-	-	-	14.08
Dividend income	-	-	219.68	154.94
	-	-	297.72	245.36
Sale of investment	1.15	-	306.00	-
Associates				
Consulting and management services	216.47	230.08	217.92	229.89
Computer service income	109.43	95.96	-	-
Advertising income (Gross 2004: Baht 2,344.46 million 2003: Baht 2,002.09 million)	808.59	708.95	-	-
Rental income	77.15	90.86	-	-
Sales of equipment	-	19.47	-	-
Dividend income	5,408.29	4,486.17	5,370.78	4,486.17
	6,619.93	5,631.49	5,588.70	4,716.06
Joint ventures				
Consulting and management services	0.44	1.45	0.46	2.35
Computer services income	1.52	2.56	-	-
Advertising income (Gross 2004: Baht 13.92 million 2003: Baht 0.35 million)	4.10	0.09	-	-
Rental income	19.08	11.45	-	-
	25.14	15.55	0.46	2.35
Related parties				
Computer services income and others	6.88	7.01	0.39	0.36
Rental and advertising income	4.48	3.73	-	-
	11.36	10.74	0.39	0.36

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

30 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	5.19	10.05
Advertising expenses and others	-	-	38.63	37.03
Purchase of investment	-	-	-	1,544.40
	-	-	43.82	1,591.48
Associates				
Rental and other expenses	60.05	130.34	1.35	1.07
Joint ventures				
Advertising and other expenses	4.25	1.22	0.87	-
Related parties				
Rental and other expenses	151.75	142.05	24.26	24.36
Payment for work-in-progress	60.18	54.88	-	-
Purchase of assets	-	5.04	-	-
	211.93	201.97	24.26	24.36
Dividend paid				
Major shareholder	2,707.69	1,859.67	2,707.69	1,859.67
Directors	3.20	0.38	3.20	0.38
	2,710.89	1,860.05	2,710.89	1,860.05

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

30 **Related party transactions (continued)**

c) **Outstanding balance arising from sales/purchases of goods and services as at 31 December**

	Consolidated		Company	
	2004 Baht Million	**2003 Baht Million**	**2004 Baht Million**	**2003 Baht Million**
Trade accounts receivable - related parties				
Subsidiaries	-	-	10.97	13.94
Associates	453.62	573.82	0.42	-
Joint ventures	16.24	1.28	-	-
Related parties	8.21	0.15	-	-
Total trade accounts receivable - related parties	478.07	575.25	11.39	13.94
Accrued income - related parties				
Subsidiaries	-	-	2.23	0.94
Associates	10.04	16.39	1.54	4.36
Joint ventures	4.28	0.10	0.18	0.07
Related parties	-	0.05	-	-
Total accrued income - related parties	14.32	16.54	3.95	5.37
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	-	0.51
Associates	59.29	22.37	-	0.05
Related parties	7.61	7.18	0.13	0.75
Total trade accounts and notes payable - related parties	66.90	29.55	0.13	1.31

SHIN CORPORATION PUBLIC COMPANY LIMITED

30 Related party transactions (continued)

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2004 Baht Million	**2003 Baht Million**	**2004 Baht Million**	**2003 Baht Million**
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.04	0.25
Associates	5.84	0.90	0.21	0.69
Joint ventures	5.01	0.07	0.01	0.12
Related parties	0.01	5.11	-	0.15
Total amounts due from and advances to related parties	10.86	6.08	0.26	1.21

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2004 Baht Million	**2003 Baht Million**	**2004 Baht Million**	**2003 Baht Million**
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.66	3.16
Associates	2.87	1.53	-	-
Related parties	3.56	0.76	-	-
Total amounts due to and loans from related parties	6.43	2.29	0.66	3.16

30 Related party transactions (continued)

f) Other assets as at 31 December

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Customer deposits				
Associates	-	3.76	-	-
Related parties	31.89	22.41	5.68	5.84
Total other assets	31.89	26.17	5.68	5.84

g) Warrants granted to directors (Note 20)

h) Special reward program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint venture between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follow:

	As at 31 December 2004 (Million units)			
	Issued year	Granted	Excercised	Balance
Grant I	2002	3.3	(2.2)	1.1
Grant II	2003	0.5	(0.2)	0.3
Grant III	2004	0.6	-	0.6
Total		4.4	(2.4)	2.0

i) Letters of Comfort

As at 31 December 2003 the Company and its subsidiaries had issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 220.94 million (2004: nil). Under the term of the commitments, the Company and subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

j) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2004 a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (2003: Baht 806.60 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, under which the Company is committed to provide consulting and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements at approximately Baht 20.80 million per month (2003: Baht 21.31 million per month).

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Interest in joint ventures

Teleinfo Media Company Limited

Teleinfo Media Company Limited ("TMC") is a joint venture between the Company, TOT Corporation Public Company Limited ("TOT") and SingTel Interactive Pte. Ltd. ("SIP"). The interests in the joint venture of the Company, TOT and SIP were 38.25%, 36.75% and 25.00%, respectively until March 2004. CS Loxinfo Public Company Limited ("CSL"), a subsidiary of SATTEL (SATTEL has changed the status of CSL from subsidiary to associate since April 2004) (Note 10e), acquired shares in TMC from the Company and SIP. This is resulted in a change in status of TMC to an assosicate between CSL and TOT in proportionate investment 63.25% and 36.75%, respectively.

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited ("ADV"), a 90.91% subsidiary, and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2004 and 2003, the interests in the joint venture of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited were 47.50%, 47.50% and 5.00%, respectively. However, ARC plans to cease its operation.

Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") is a joint venture between SATTEL the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2004 and 2003, the interests in the joint venture of SATTEL and Laos PDR were 49.00% and 51.00%, respectively.

Thai AirAsia Company Limited

Thai AirAsia Company Limited ("TAA") is a joint venture between the Company and AA International Limited ("AAI"). As at 31 December 2004 and 2003, the interests in the joint venture of the Company and AAI are 50.00% and 49.00%, respectively.

Capital OK Company Limited

Capital OK Company Limited ("OK") is a joint venture between the Company and DBS Bank Limited of Singapore ("DBS"). As at 31 December 2004 and 2003, the interests in the joint venture of the Company and DBS are 60.00% and 40.00%, respectively.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Interest in joint ventures (continued)

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	Teleinfo Media Company Limited		ArcCyber Company Limited		Lao Telecommunications Company Limited		Thai Air Asia Company Limited		Capital OK Company Limited	
	2004 Baht Milllion	2003 Baht Milllion	2004 Baht Milllion	2003 Baht Milllion	2004 Baht Milllion	2003 Baht Milllion	2004 Baht Milllion	2003 Baht Milllion	2004 Baht Milllion	2003 Baht Milllion
Balance sheets										
Current assets	-	102.89	24.03	171.90	222.30	267.58	283.17	195.05	704.50	599.89
Non-current assets	-	93.59	0.07	20.49	1,414.63	778.53	65.99	3.00	552.92	-
Current liabilities	-	(41.43)	(22.52)	(1.92)	(423.71)	(84.54)	(278.10)	(2.00)	(798.42)	(0.17)
Non-current liabilities	-	(0.31)	-	-	(62.95)	(0.88)	-	-	-	-
Net assets	-	154.74	1.58	190.47	1,150.27	960.69	71.06	196.05	459.00	599.72
Income statements										
Gross revenues	57.16	296.68	1.16	5.46	679.30	539.17	720.81	-	86.01	-
Net profit (loss) for the year	(37.55)	48.82	(4.11)	(6.97)	273.05	249.87	(124.37)	(4.57)	(140.72)	(0.29)
Proportionate interest in joint ventures (%)	-	38.25	47.50	47.50	49.00	49.00	50.00	50.00	60.00	60.00

32 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group and the Company make use of derivative financial instruments.

The objectives of using financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Monthly management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of:

- Foreign exchange transactions
- Floating rate borrowings

Foreign currency risk

As at 31 December 2004 and 2003, the Group had outstanding foreign and currency options currency assets and liabilities after forward foreign exchange contracts as follows:

	Consolidated			
	2004		2003	
	Currency (Unit : Million)	Baht Million	Currency (Unit : Million)	Baht Million
Assets				
US Dollars	38.01	1,483.16	33.13	1,309.76
Euro	0.26	13.86	0.78	38.54
Australian Dollars	0.08	2.47	0.48	14.01
Pounds Sterling	0.001	0.10	0.13	9.05
Singapore Dollars	0.02	0.58	-	-
Indian Rupee	183.36	153.73	-	-
Hong Kong Dollars	0.04	0.20	0.02	0.12
Malaysian Ringgit	1.17	11.65	-	-
Mataka Macau	3.68	37.10	-	-
Total		1,702.85		1,371.48
Liabilities				
US Dollars	35.89	1,406.98	62.56	2,486.17
Euro	0.02	0.95	0.18	8.82
Australian Dollars	0.05	1.63	0.16	4.68
Norwegian Kroner	4.37	28.32	4.40	26.19
Pounds Sterling	0.01	1.04	-	-
Indian Rupee	43.90	42.51	-	-
Hong Kong Dollars	-	-	0.20	1.05
Total		1,481.43		2,526.91

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Financial instruments (continued)

Foreign currency risk (continued)

Foreign currency assets represent cash in hand and deposits with foreign and local banks, account receivable and other assets. Foreign currency liabilities represent trade accounts payable, accounts payable - property and equipment and loans.

Foreign currency forward contracts

Foreign currency forward contracts are entered into to manage exposure to fluctuations in foreign currency exchange rates related to short-term and long-term borrowings in US Dollar currency.

As at 31 December 2004, the settlement dates on open foreign currency forward contracts were within one year (2003: 1-2 years). The local currency amounts to be paid of the outstanding contracts were as follows:

	Consolidated			
	2004		2003	
	USD Million	Baht Million	USD Million	Baht Million
Current	315	12,881	173	7,460
Non - current	-	-	54	2,172
Total	315	12,881	227	9,632

Fair values

The carrying amount of cash and cash equivalents, receivables, accounts payable and short-term borrowings approximates the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2004		2003	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	15,462.21	15,645.27	15,300.65	16,880.30

	Company			
	2004		2003	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	2,680.09	2,804.81	2,672.60	2,854.35

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

32 Financial instruments (continued)

Net fair values of derivative financial instruments

The net fair values of the Group's derivative financial instruments at the balance sheet date were as follows:

	Consolidated	
	2004 Baht Million	2003 Baht Million
Favourable foreign currency option contracts	531	604
Unfavourable foreign currency forward contracts	(553)	(606)

The net fair values of foreign currency forward contracts and option contracts have been calculated based on rates quoted by the Group's bankers to terminate the contracts at the balance sheet date.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

33 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever are higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

Under its concession agreement, SATTEL must pay an annual fee to the Ministry of Information Communication and Technology based on certain percentages of certain service income or at minimum levels specified in the agreement, whichever is the higher. In addition, SATTEL, according to the agreement, must transfer its ownership of all satellites, command and monitoring stations and other operating equipment to the Ministry on the dates of completion of construction and installation.

Cambodia Shinawatra Company Limited ("CAM")

CAM, a subsidiary in Cambodia, has obtained a concession from the Directorate of Post and Telecommunications of Cambodia to operate a domestic telephone network for a period of 35 years, under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997. Under the agreement, the company will transfer its ownership of all fixed assets to the Government of Cambodia on the date of the expiration of the agreement in 2028.

33 Contingencies and commitments (continued)

b) Shareholder agreements

The Company has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has a shareholders' agreement with Singtel in respect of its equity investment in Advanced Info Services Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Master Agreement dated 8 October 1996, signed by the Government of the Laos People's Democratic Republic (Laos PDR) and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the Master Agreement, LTC has the right to provide telecommunications services - fixed telephone, mobile telephone, international facilities, internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, is a shareholder of LTC, owning 49% of LTC's registered share capital. At the end of the 25th year in 2021, the Group has to transfer all of LTC's shares to the Government of the Laos PDR, without any charges.

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December 2004 and 2003 are as follows:

	Consolidated		Company	
	2004 Baht Million	2003 Baht Million	2004 Baht Million	2003 Baht Million
Not more than 1 year	124.30	85.58	-	-
More than 1 year and not more than 5 years	204.82	116.49	-	-
More than 5 years	49.09	52.45	-	-
	378.21	254.52	-	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

33 Contingencies and commitments (continued)

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December 2004 and 2003 but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
	Currency	2004 Million	2003 Million
Related to iPSTAR project	USD	50.13	88.23
	Norwegian Kroner	4.56	3.80
	Australian Dollars	0.25	-
	New Zeland Dollars	2.02	-
Related to GSM 1800 Network	USD	18.46	12.19
Rural Telecommunications network project in Laos People's Democratic Republic (proportion of investment in a subsidiary)	USD	8.33	-

e) Contingencies

As at 31 December 2004, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 266.71 million and USD 39 million (2003: Baht 339.54 million) on a consolidated basis and Baht 73.17 million (2003: Baht 100.69 million) on a Company basis.

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

Tax assessment in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against a subsidiary for the assessment years 1996/97 to 2001/02 (equivalent to financial years from 1 April 1995 to 31 March 2001) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. The subsidiary has deposited an aggregated amount of Rupee 183 million (approximately Baht 167 million) for these tax assessments and also deposited for the assessment year 2002/03 to 2003/04, which is presented as other assets in the balance sheets. If, according to the final assessment, the subsidiary is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest. As these assessments are ongoing, none of this amount has been released to the income statement.

- Tax assessment for the assessment years 1996/97 to 1997/98

On 30 January 2004, the Commissioner of Income-Tax (Appeals) ("CIT (A)") passed an appellate order in favour of the subsidiary to waive the tax demand raised for the said assessment years.

- Tax assessment for the assessment year 1998/99 to 2001/02

On 22 March 2004, the CIT (A) passed a partial favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that certain revenues from Indian residents are subject to Indian income tax. The subsidiary has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter. Furthermore, CIT (A) passed an appellate order in favour of the subsidiary for the assessment on revenues from Indian non-residents for the same assessment years.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

33 Contingencies and commitments (continued)

e) Contingencies (continued)

Tax assessment in India (continued)

- Tax assessment for the assessment year 2002/03 to 2003/04

The Tax Authority has refunded an amount of Rupee 56.0 and 14.6 million (approximately Baht 49.2 and 12.8 million) in respect of the withholding tax certificates which were filed to the Tax Authority by the Indian resident customers for those assessment years. However, the Tax Authority has not yet completed the detailed assessment for the assessment year 2002/03 or initiated the detailed assessment for the assessment year 2003/04.

Tax consultants retained by the subsidiary have advised that in their view the outcome of the above proceedings for the tax assessments and penalty for the assessment year 1998/99 to 2001/02 should be in favour of the subsidiary's appeals at the appellate level. Consequently, no provisions have been recognised in these financial statements for the above issues.

Assessment for various taxes in Cambodia

The Tax Department of Cambodia raised an assessment against Cambodia Shinawatra Company Limited ("CAM"), a subsidiary in Cambodia, for various taxes for the periods from 1995 to 2000, excluding 1996, amounting to USD 5 million (approximately Baht 215 million). CAM is in the process of filing appeals with the Secretary of State, the Ministry of Economy and Finance ("MoEF") on the reasonable basis that the CAM had sufficient loss to carry forwards as a tax deduction for the assessed periods. Subsequently, the Tax Department has re-audited the various taxes for the said periods and on 13 July 2004 issued a tax reassessment amounting to USD 1.3 million (approximately Baht 51 million) with penalties and interests, amounting to USD 1.6 million (approximately Baht 63 million), totaling USD 2.9 million (approximately Baht 114 million).

On 11 November 2004, MoEF issued the letter for an exemption of the said tax penalties and interests. The Tax Authority of Cambodia is in the process of the tax reassessment, which CAM expects such tax assessment to be approximately USD 0.7 million. CAM made a payment for the tax assessment amounting to USD 0.47 million (approximately Baht 18 million) in the fourth quarter of 2004 and recognised USD 0.25 million (approximately Baht 10 million) as provision for the assessement in these financial statements.

Loan agreement of Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") entered into a loan agreement with the Ministry of Finance ("MoF") of the Laos People's Democratic Republic on 9 June 2000 of DM 4.41 million (according to proportion of investment in subsidiary) for the procurement and installation of a rural telecommunication network, and for consulting services. LTC has received confirmation from MoF dated 29 August 2003 that the loan is no longer repayable by LTC. Under the confirmation from MoF dated 11 August 2003, MoF owns the network assets, and LTC is the operator. At present, LTC has received an acceptance to LTC's proposal from MoF dated 22 June 2004, in which only network assets (excluding consulting services) will be transferred their ownership to LTC at 30% of the assets' value, approximately amounting to Baht 22.93 million (proportion of investment in a subsidiary). LTC has recognised the assets and related loan in the first quarter of 2004. The loan bears interest at the rate of 1% per annum and is repayable within 10 years, with the first installment commencement in 2003, following the acceptance letter of Lao's government.

LTC is also a party to a loan agreement with the Ministry of Finance ("MoF") for DM 7.35 million (proportion of investment in a subsidiary) for the procurement and installation of Phase V of a rural telecommunications network. The procurement and installation of Phase V have substantially been completed. Management of LTC is in the process of negotiation with MoF to reduce the value of assets and related loans to reflect their reasonable commercial value by proposing similair terms and conditions with the Phase IV. At present, management of LTC is preparing information to support the proposed carrying value of the related assets and is of the opinion that the Government of Laos will accept LTC's proposal. As a result, LTC has recognised these assets and related loans at 30% of the asset value (excluding consulting service fees) approximately amounting to Baht 43.95 million (proportion of investment in a subsidiary) in these financial statements.

33 **Contingencies and commitments (continued)**

e) **Contingencies (continued)**

Report on the award of the arbitration panel relating to the Agreement for the Operation of Television Station of ITV

ITV Public Company Limited ("ITV"), the Company's subsidiary, submitted a dispute to the Arbitration Institute on 17 September 2002 demanding that the Office of the Permanent Secretary, the Prime Minister's Office pay compensation to ITV under the Agreement. The arbitration panel issued its award dated 30 January 2004 and ITV was notified of the award, the important points of which can be summarised as follows:

- The Prime Minister's Office shall pay compensation to ITV in the amount of Baht 20 million;
- The concession fee to be paid shall be reduced and adjusted, by reducing the minimum guarantee to Baht 230 million per year and cancelling the annual increase in the minimum guarantee, and reducing the concession fee to 6.5% of gross revenue. ITV shall pay a concession fee at the rate of 6.5% of gross revenue or the minimum guarantee of Baht 230 million, whichever is higher as from 3 July 2002;
- The Prime Minister's Office shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions outlined during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million;
- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must; however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

ITV recorded the accrued concession fee for the year ended 31 December 2004 and changed its television program schedules from 1 April 2004 according to the arbitration panels' ruling as mentioned above. ITV did not adjust the impact of the above ruling retrospectively in its 2003 financial statements.

The Prime Minister's Office entered into the appeals process at Trial Court and Supreme Court level in April 2004. If the Trial Court and Supreme Court judge that the awards ruled by the arbitration panel are unfair and do not comply with the law, they are not able to amend the awards judged by the arbitration panels by themselves. Courts have to submit this dispute to the formal arbitration panel to settle the causes of dispute. However, the Legal Division of ITV is of the opinion that the judgement of the said courts shall not result in any significant damages to ITV since the arbitral tribunal has ruled either within the scope of the arbitration agreement or the settlement of the disputes presented to the arbitral tribunal, which were mutually determined and approved by ITV and the PMO. Consequently, management has not recorded the accrued concession fees in accordance with the terms and conditions of the concession agreement.

If ITV had recorded accrued concession fees according to the original concession agreement, ITV's liabilities as at 31 December 2004 and net profit for the year then ended would have increased and decreased by Baht 720 million respectively. As a result, ITV's basic earnings per share and diluted earnings per share would have decreased from the reported net profit of 0.17 Baht per share to a net loss of Baht 0.43 per share.

Aircraft Lease Agreement of TAA

Thai AirAsia Company Limited ("TAA"), the Company's joint venture, entered into an Aircraft Lease Agreement which covers rental and insurance arrangements on six aircrafts. The commitment under this agreements is amounting to USD 14.60 million (according to the proportion of investment in TAA). In addition, the outstanding commitment under this aircraft lease agreement includes maintenance fees, which TAA must pay monthly fee in US dollars. These maintenance fees vary from month to month depending on actual flight hours.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

33 Contingencies and commitments (continued)

e) Contingencies (continued)

Filing under Chapter 11 of the U.S. Bankruptcy Code of Space Systems/Loral, Inc.

On 15 July 2003, Loral Space & Communications Ltd. ("Loral"), the parent company of Space Systems/Loral, Inc., ("SS/L"), the principal contractor for the iPSTAR-1 satellite construction, filed under Chapter 11 of the U.S. Bankruptcy Code. As at 6 July 2004, Loral filed a petition with the U.S. Bankruptcy Court for the Southern District of New York ("the Court") regarding the principal terms of its reorganisation plan. The Court has approved the expansion of the exclusive filing period. On 22 October 2004, Loral and the statutory committee of unsecured creditors appointed under Chapter 11 reached an agreement on the principal terms of its reorganisation plan and submited the aforementioned reorganisation plan and Disclosure Statement to the Court. Loral expects to exit Chapter 11 in the first quarter of 2005.

A subsidiary and SS/L have finalised the amendment of terms in the iPSTAR-1 satellite construction contract (Amendment II) in respect of the delivery of iPSTAR-1 satellite, contract value and terms of payments which has been consented to by the iPSTAR lenders. On 1 November 2004, SS/L filed the amendment contract with the U.S. Bankruptcy Court for the Southern District of New York for approval, which the Court has approved the amended contract on 30 November 2004 and ordered SS/L to comply with the contract to continue with the iPSTAR-1 satellite construction.

34 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom-3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November, 2003, a subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2004, total revenue derived from BOI-promoted activities amounted to Baht 487 million (2003: Baht 963 million).

35 Dividends

At the annual ordinary shareholders' meeting on 23 April 2004, the shareholders approved the declaration of dividends for the year 2003 for 2,947.47 million shares of Baht 0.90 each, totalling Baht 2,652.72 million. The dividends were paid to the shareholders in May 2004.

At the Board of Directors' meeting on 13 August 2004, the board approved the declaration of an interim dividend for the first half of 2004 at Baht 0.92 each, totalling Baht 2,713.85 million. The interim dividends were paid to the shareholders in September 2004.

36 Subsequent events

a) **Increase in share capital of group companies**

At the end of December 2004 and January 2005, certain warrants issued to directors and employees of the Company, SATTEL and ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2004, as detailed below:

Company	Units of exercise (Million)	Share capital increased (Million Baht)		Premium on share capital increase (Million Baht)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SHIN	0.59	2,953.63	2,954.23	5,109.28	5,166.85	-	-
SATTEL	0.16	4,384.41	4,385.97	2,198.40	2,199.24	51.40	51.38
ADVANC	0.63	2,945.19	2,945.82	20,470.52	20,497.50	42.91	42.90

b) **Establishment of a SSA's subsidiary in Brazil**

At the Board of Directors' meeting of SATTEL on 25 January 2005, a resolution was passed to approve iPSTAR Company Limited to establish iPSTAR DO BRASIL in Brazil in order to provide iPSTAR broadband services in Brazil. The total authorised number of ordinary shares is 100,000 shares with a par value of USD 1.0 each and all equity is held by iPSTAR Company Limited.

c) **The resolutions of Board of Directors' meetings and Sharehholders' meetings**

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of SHIN on 18 February 2005
- The Board of Directors' meeting of SATTEL on 17 February 2005
- The Board of Directors' meeting of ITV on 16 February 2005
- The Board of Directors' meeting of ADVANC on 17 February 2005
- The Board of Directors' meeting of CSL on 16 February 2005
- The Shareholders' meeting of LTC on 1 February 2005

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

36 Subsequent events (continued)

The above meetings passed resolutions as follows:

1) **Dividend**

To approve dividend payments to shareholders for the fiscal year 2004 as follows:

Company	Dividend per share (Baht/share)	Interim dividend payment (Baht/share)	Outstanding balance (Baht/share)
SHIN	2.00	0.92	1.08
ADVANC (associate)	4.75	2.15	2.60
CSL (associate)	0.25	-	0.25

At the ordinary sharehholders' meeting of LTC (joint venture) the shareholders passed a resolution to approve a dividend payment of USD 5.0 million.

2) **Warrants granted to directors and employees (ESOP)**

To approve the issue and offer of warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price as detailed below:

Company	Par value (Baht per share)	Grant	Units (Million)	% of total issued shares
SHIN	1.00	4	16.00	0.54
SATTEL (subsidiary)	5.00	4	7.56	0.86
ITV (subsidiary)	5.00	3	9.65	0.80
ADVANC (associate)	1.00	4	9.79	0.33
CSL (associate)	1.00	3	8.56	1.37

3) **Increase in issued and paid-up registered share capital**

At the Board of Directors' meeting of SATTEL, it passed a resolution to approve a decrease of SATTEL's authorised share capital by way of cancellation of authorised shares that have not been issued and paid-up in the number of 208,000,000 shares at a par value of Baht 5 each, amounting to Baht 1,040,000,000. After the reduction, the remaining authorised share capital of SATTEL will be 905,694,400 shares or Baht 4,528,472,000.

The Board has also passed a resolution to approve the increase of SATTEL authorised share capital from Baht 4,528,472,000 to Baht 5,606,282,500 by issuing 215,562,100 additional ordinary shares at a par value of Baht 5 per share, totaling Baht 1,077,810,500. The additional ordinary shares are to be allocated no more than 208,000,000 shares for public sale and to support warrants to be issued to directors and employees (ESOP Grant IV) of 7,562,100 shares.